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Exhibit (a)(15)

Contact:	Frank Pollare Director, Public Information Corporate 310.615.1601 fpollare@csc.com	FOR IMMEDIATE RELEASE Moved On PR Newswire November 29, 2001
Bill Lackey Director, Investor Relations Corporate 310.615.1700 blackey3@csc.com

CSC COMPLETES FIRST STEP OF OPTION EXCHANGE PROGRAM

    EL SEGUNDO, Calif., Nov. 29 — Computer Sciences Corporation (NYSE: CSC) today announced that employee stock options to purchase 2,352,820 shares of the company's common stock were tendered in response to its exchange offer. CSC's exchange offer, which was announced last month, expired at 5:00 p.m., Pacific Standard Time, yesterday. All of the options tendered into the offer were accepted for exchange and canceled today.

    On May 30, 2002, CSC will grant to each person who tendered options for exchange, and who remains a CSC employee through that date, an equal number of stock options. The new options will have an exercise price equal to the market value of CSC stock on May 30, 2002, and will generally have the same terms and conditions as the options tendered for exchange, including the same vesting schedule and vesting start date.

    The terms and conditions of the exchange offer are set forth in a Tender Offer Statement on Schedule TO, as amended, that CSC has filed with the Securities and Exchange Commission.

    Computer Sciences Corporation, one of the world's leading consulting and information technology (IT) services firms, helps clients in industry and government achieve strategic and operational results through the use of technology. The company's success is based on its culture of working collaboratively with clients to develop innovative technology strategies and solutions that address specific business challenges.

-more-

Computer Sciences Corporation—page 2	November 29, 2001

    Having guided clients through every major wave of change in information technology since 1959, CSC combines the newest technologies with its capabilities in consulting, systems design and integration, IT and business process outsourcing, applications software, and Web and application hosting to meet the individual needs of global corporations and organizations. With some 68,000 employees in locations worldwide, CSC had revenues of $11.1 billion for the 12 months ended September 28, 2001. It is headquartered in El Segundo, Calif. For more information, visit the company's Web site at www.csc.com.

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All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements represent the Company's intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, many of which are outside the Company's control.

These factors could cause actual results to differ materially from such forward looking statements. For a written description of these factors, see the section titled "Management's Discussion and Analysis of Financial Conditions and Results of Operations" in CSC's Quarterly Report on Form 10-Q for the fiscal quarter ended September 28, 2001.

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  Exhibit (a)(15)
CSC COMPLETES FIRST STEP OF OPTION EXCHANGE PROGRAM